3RD QUARTER REPORT
AS OF SEPTEMBER 30, 2003

CORPORATE INFORMATION

Suite 230 – 10991 Shellbridge Way	Stock Transfer Agent
Richmond, British Columbia Canada V6X 3C6	CIBC Mellon Trust Company
Tel: 604/214-0550 Toll free: 1-800/663-8072	1600 – 1066 W. Hastings St.
Fax: 604/214-0551	Vancouver, BC Canada V6E 3X1
E-mail: infodynamic@dynamicoil.com
Website: www.dynamicoil.com	Bank
Regulatory filings website: www.sedar.com	National Bank of Canada
407 Eighth Avenue S.W.
Directors	Calgary, AB Canada T2P 1E5
Wayne J. Babcock
John A. Greig	Lawyers
David J. Jennings	Irwin, White & Jennings
John Lagadin	2620 – 1055 W. Georgia St.
Jonathan A. Rubenstein	Vancouver, BC Canada V6E 3R5
William B. Thompson	Perkins Coie LLP
Donald K. Umbach	6th Floor – 1620 26th St.
Santa Monica, CA, USA 90404
Officers
Wayne J. Babcock, President & CEO	Auditors
Donald K. Umbach, Vice President & COO	Ernst & Young LLP
David G. Grohs, Vice President, Production	700 West Georgia Street
Michael A. Bardell, CFO & Corporate Secretary	Vancouver, BC Canada V7Y 1C7

Trading Symbols
TSX: DOL
NASDAQ: DYOLF

3RD QUARTER INTERIM HIGHLIGHTS

For the three months ended September 30, 2003

In this quarter and compared to the same calendar quarter last year, we:

  Increased our daily average production by 19% to 3,831 boe per day – a quarterly historical record;
  Increased our gross revenues by 87% to $12.0 million;
  Increased cash flow from operations by 61% to $4.9 million; and
  Increased net earnings by 97% to $1.0 million.

Also during this quarter and compared to the same quarter last year, we realized the following changes in our weighted average prices:

  A 66% increase in natural gas to $5.80 per mcf;
  A 39% increase in natural gas liquids to $26.17 per barrel; and
  A 5% decrease in crude oil to $40.53 per barrel.

On July 7, 2003, we repurchased for an aggregate price of $6.5 million, certain gross overriding royalty interests that previously burdened our total current and future corporate production by 3%. The aggregate price was paid by the issuance of 1,050,666 common shares and the payment of $1.0 million in cash. For comparison purposes, previous royalties paid pursuant to these interests were:

  During the period January 1 to July 7, 2003 – $0.8 million; and
  During the period January 1 to September 30, 2002 – $0.7 million.

At the close of this quarter, our:

  Committed cash resources of $10.5 million for capital and exploration expense spending represented 32% of our $33.0 million 2003 budget. On a year-to-date basis, we committed cash resources of $21.3 million or 65% of our 2003 budget; and
  Daily production exit rate was 3,679 boe per day. Our exit rate target for December 2003 is 5,200 boe per day, subject to the following:
–	new natural gas production expected at Cypress/Chowade in northeast B.C., pending completion of pipelining and availability of third-party processing; and
–	new crude oil production expected at St. Albert, Alberta, pending successful outcomes of up-hole completions in two separate well-bores and one, new deep-drilling event.

ABBREVIATIONS

bbl or bbls	barrel or barrels
mcf	thousand cubic feet
bbl/d	barrels per day
mcf/d	thousand cubic feet per day
mbbl	thousand barrels
mmcf	million cubic feet
boe	barrels of oil equivalent (6 mcf = 1 bbl)
mmcf/d	million cubic feet per day
boe/d	barrels of oil equivalent per day
NGL’s	natural gas liquids
mboe	thousand barrels of oil equivalent

1	3rd Quarter Interim Report as of September 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the Financial Statements and the Notes to the Financial Statements included in this Interim Report. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Unless otherwise noted, tabular amounts are in thousands of Canadian dollars, and sales volumes, production volumes and reserves are before royalties. We have presented our working interest before royalties, as we measure our performance on this basis consistent with other Canadian oil and gas companies.

In 2002, we changed our fiscal year end to December 31 from March 31. The nine-month period from April 1, 2002 to December 31, 2002 represented our fiscal transition year. Throughout this discussion and analysis, we compare the interim results of this year against those of the same calendar period last year. For ease of reading, we may refer to the comparative periods as follows:

Interim Periods Reported	2003	2002
July 1 to September 30, referred to as	2003-Q3	2002-Q3
January 1 to September 30, referred to as	2003-Nine	2002-Nine

Where useful for comparison purposes, annualized numbers are presented by multiplying the three-month or nine-month numbers by four or four-thirds, respectively. This method, however, does not reflect actual results for the applicable extrapolated periods and as such may differ from the results achieved by this calculation.

HIGHLIGHTS

Operational Highlights

The following table shows certain of our key operating measures for the comparative periods presented.

(Units as stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Daily average production – all products (boe/d)	3,831	3,227	3,493	3,421
Total production (mboe)	353	297	954	934
Gas weighting (%)	62	73	61	74

Financial Highlights

The following table shows certain of our key financial measures for the comparative periods presented.

($ 000’s unless otherwise stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Gross revenues	11,980	6,418	37,212	20,220
Net earnings (loss)	965	491	5,759	(376)
Net earnings (loss) per share ($/share)	0.04	0.02	0.27	(0.02)
Cash flow from operations (1)	4,866	3,031	16,891	7,744
Cash flow from operations per share ($/share) (1)	0.22	0.15	0.80	0.38
Capital expenditures	10,489	2,109	21,341	4,036
Net debt (2)	16,552	12,739	16,552	12,739
Net debt to cash flow annualized (times) (3)	0.9:1	1.1:1	0.7:1	1.2:1

(1)
Cash flow from operations is a non-GAAP measure that does not have standardized meaning as prescribed by GAAP and therefore may or may not be comparable to similar measures presented by other companies. We consider it a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

($000’s)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Cash provided by operating activities (GAAP)	7,447	794	18,109	8,354
Changes in non-cash working capital affecting operating (GAAP)	(2,581)	2,237	(1,217)	(610)
Cash flow from operations (non-GAAP)	4,866	3,031	16,891	7,744

(2)	Net debt is working capital. We have no long-term debt.

(3)
Net debt divided by cash flow from operations annualized. Annualized numbers are presented by multiplying the three-month or nine-month numbers by four or four-thirds, respectively. This method, however, does not reflect actual results for the applicable extrapolated periods and as such may differ from the results achieved by this calculation.

CAPITAL EXPENDITURES

We follow the successful efforts method of accounting for our natural gas and crude oil activities. When it is determined that drilling has been unsuccessful in establishing commercial reserves, the costs of drilling are written off immediately and reported as exploration expenses on our Statements of Operations and Deficit (see the section entitled, Exploration Expenses for analysis and discussion). All other capital expenditures are reported as natural gas and oil interests on our Balance Sheets.

The following table shows our capital expenditures for the comparative periods presented.

($ 000’s)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Drilling, completions and equipping	2,683	1,919	8,395	1,928
Facilities and pipelining	410	69	1,293	407
Land acquisitions (1)	10,475	120	14,605	1,649
Corporate office	116	1	243	52
Total	13,684	2,109	24,536	4,036

(1)
Land acquisitions during 2003-Q3 included the carrying value of $9.7 million to repurchase certain gross overriding royalty interests that burdened our total current and future corporate production by 3%. This carrying value is comprised of the aggregate repurchase price of $6.5 million that we paid for the royalty interests, plus the cost of related future income taxes of $3.2 million as is required under Canadian GAAP (see the following table and Note 2. to our Financial Statements).

($ 000’S)
Repurchase price of gross overriding royalty interests	6,516
Cost of future income taxes related to the repurchase	3,195
Total asset carrying value of the repurchase	9,711

2003-Q3

We invested $13.7 million, 66% in Alberta and 34% in British Columbia as follows:

Alberta

Exploratory drilling totaled $0.1 million, most of which was spent at Wimborne. Development drilling, completions, equipping, facilities and pipelining totaled $1.9 million, the majority of which was spent at St. Albert. Land interest acquisitions totaled $8.3 million. Of this total, $8.0 million was that portion of the gross overriding royalty repurchase allocated to all producing Alberta properties (see footnote to the above table). The remainder of $0.3 million was spent at Wimborne.

British Columbia

Exploratory drilling totaled $0.6 million; and development drilling, completions, equipping, facilities and pipelining totaled $0.5 million. Of the total $1.1 million spent in B.C. this quarter, over 80% was spent at Cypress/Chowade and the balance at Orion. Land interest acquisitions totaled $2.2 million. Of this total, $1.7 million was that portion of the gross overriding royalty repurchase allocated to all producing B.C. properties (see footnote to the above table). The remainder of $0.5 million was spent at Cypress/Chowade.

2002-Q3

We invested our capital as follows:

Alberta

Exploratory drilling totaled $0.7 million, most of which was spent at St. Albert. Development drilling, completions, equipping, facilities and pipelining totaled $0.9 million, all of which was spent at St. Albert and Halkirk.

British Columbia

Exploratory drilling totaled $0.4 million, all of which was spent at Cypress/Chowade. Land acquisitions totaled $0.1 million and were spent at Orion and Cypress/Chowade.

2003-Nine

We invested $24.5 million, 74% in Alberta and 26% in British Columbia as follows:

Alberta

Exploratory drilling totaled $0.6 million, most of which was spent at St. Albert & Wimborne. Development drilling, completions, equipping, facilities and pipelining totaled $4.7 million, nearly all of which was spent at St. Albert, Wimborne and Halkirk. Land interest acquisitions totaled $9.7 million, $8.0 million of which is discussed in the 2003-Q3 comment above and the remainder of $1.7 million was spent at Wimborne.

British Columbia

Exploratory drilling totaled $3.1 million, most of which was spent at Orion and Cypress/Chowade. Development drilling, completions, equipping, facilities and pipelining totaled $1.3 million, most of which was spent at Cypress/Chowade. Land acquisitions totaled $4.9 million, $1.7 million of which is discussed in the 2003-Q3 comment above and the remainder of $3.2 million was spent at Cypress/Chowade and Orion.

3	3rd Quarter Interim Report as of September 30, 2003

2002-Nine

We invested our capital as follows:

Alberta

Exploratory drilling totaled $0.7 million, most of which was spent at St. Albert. Development drilling, completions, equipping, facilities and pipelining totaled $1.0 million, most of which was spent at St. Albert. Land acquisitions totaled $1.6 million, nearly all of which was spent at St. Albert.

British Columbia

Exploratory drilling totaled $0.6 million, all of which was spent at Cypress/Chowade and Orion.

FINANCIAL RESULTS

Cash Flow from Operations and Net Earnings

2003-Q3 vs 2002-Q3

Cash flow from operations increased by a net $1.8 million or 61%, to $4.9 million mainly due to the following factors:

Those involving revenue (see Revenue Variances table below):

  An increase of $3.4 million due mainly to higher weighted average prices of natural gas and natural gas liquids;
  An increase of $2.1 million due mainly to a 286% increase in crude oil production; and

Those involving expenses:

  A decrease of $3.7 million due mainly to increases in royalties and current income tax expense ($2.3 million and $1.0 million, respectively).

Net earnings increased by a net $0.5 million or 97%, to $1.0 million mainly due to the same factors affecting our cash flow from operations above accompanied by the following expense factors:

  An increase of $1.8 million in amortization and depletion expense; and
  A decrease of $0.5 million in future income tax expense.

2003-Nine vs 2002-Nine

Cash flow from operations increased by a net of $9.1 million or 118%, to $16.9 million. This was the net result of the following factors: a $15.6 million increase due to higher weighted average prices realized in all commodities; a $5.5 million decrease due to lower volume sales of natural gas and natural gas liquids; an increase of $6.9 million due to higher volume sales of crude oil; and a net increase of $7.9 million in expenses. The main increases to expenses were royalties ($6.0 million) and current income tax ($1.6 million).

Net earnings increased by a net $6.1 million to $5.8 million from a deficit of $0.4 million. This increase was the net result of the same factors that affected our cash flow from operations referred to above accompanied by the following expense factors: a $1.9 million increase in amortization and depletion expense; a $0.6 million decrease in exploration expenses; and a $1.7 million increase in future income tax expense.

Revenue

The following table shows our price/volume variances between the comparative periods presented.

Revenue Variances

($ 000’s)
	Three Months Ended Sept 30, 2003			Nine Months Ended Sept 30, 2003
	vs Sept 30, 2002			vs Sept 30, 2002
	Price-	Volume-		Price-	Volume-
	based	based	Total	based	based	Total
Natural gas	2,992	(22)	2,970	13,133	(4,711)	8,422
Natural gas liquids	462	49	511	2,227	(781)	1,446
Crude oil	(31)	2,112	2,081	198	6,926	7,124
Total	3,423	2,139	5,562	15,558	1,434	16,992

2003-Q3 vs 2002-Q3

Revenues increased by $5.6 million or 87% to $12.0 million. Of this increase, $3.4 million was due to price-based increases and $2.2 million was due to volume-based increases.

2003-Nine vs 2002-Nine

Revenues increased by $17.0 million or 84% to $37.2 million. Of this increase, $15.6 million was due to price-based increases and $1.4 million was due to volume-based increases.

Daily Average Production Rates and Annual Production

The following table shows our daily average production rates and our total production for the comparative periods presented.

(Units as stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Daily average production rates
Natural gas (mcf/d)	14,292	14,148	12,726	15,168
Natural gas liquids (bbls/d)	707	677	641	741
Crude oil (bbls/d)	742	192	731	152
All products (boe/d)	3,831	3,227	3,493	3,421
Total production (mboe)	353	297	954	934

2003-Q3 vs 2002-Q3

Our total daily average production rate increased by a net 604 boe/d or 19%, to 3,831 boe/d. Of this increase, natural gas increased by 24 boe/d or 1%, to 2,382 boe/d (14,292 mcf/d), natural gas liquids increased by 30 boe/d or 4%, to 707 boe/d, while crude oil increased by 550 boe/d or 286%, to 742 boe/d.

Total production increased by a net 56 mboe or 19%, to 353 mboe.

The following are discussion and variance analyses of our major fields and their individual impacts on our daily average production rates and our total production.

St. Albert, Alberta

Daily average production rates (“daily rates”) of natural gas and natural liquids rates decreased by 146 boe/d or 6%, to 2,405 boe/d (14,430 mcf/d) due mainly to a natural decline in reservoir pressures.

Daily rates of crude oil increased by 550 boe/d or 288%, to 741 boe/d due to three new oil wells that were either not yet discovered or not yet in full production in 2002-Q3.

Total production from the field increased by 37 mboe or 15%, to 289 mboe.

Halkirk, Alberta

Daily rates of natural gas and natural liquids decreased by 34 boe/d to 206 boe/d (1,236 mcf/d). Currently, we have six wells in production with a plan to tie in one more next quarter at an estimated 83 boe/d.

Total production decreased marginally by 3 mboe or 14% to 19 mboe.

Peavey/Morinville, Alberta

Daily rates of natural gas decreased by 23 boe/d or 22%, to 81 boe/d (486 mcf/d) mainly due to production declines.

Total production decreased by 2 mboe or 23%, to 7 mboe.

Other, Alberta

We produced natural gas from four single-well fields: Alexander; Simonette; Stanmore; and Westlock. In the aggregate, daily rates decreased by 2 boe/d or 1% to 137 boe/d (822 mcf/d).

Total production remained at the same level as 2002-Q3 at 13 mboe.

Cypress/Chowade, NE British Columbia

Daily rates of natural gas increased by 260 boe/d (1,560 mcf/d) from two wells that were not yet discovered in 2002-Q3. Total new production was 24 mboe.

As at the end of 2003-Q3 we had three standing natural gas wells awaiting tie-in. These wells are expected to be on stream late in 2003.

2003-Nine vs 2002-Nine

Daily production of all products increased by a net 72 boe/d or 2%, to 3,493 boe/d. Of this net increase, natural gas and natural gas liquids decreased by 507 boe/d, while crude oil increased by 579 boe/d. The St. Albert field was responsible for all of the increase in crude oil and most of the decrease in natural gas and natural gas liquids (see explanations above). The balance of the decrease in natural gas and natural gas liquids was the net result of declining production in other Alberta fields and start-up production from our newest field in B.C, Cypress/Chowade. The two Cypress/Chowade wells produced for approximately one-third of 2003-Nine.

Total production from all fields increased by a net 20 mboe or 2%, to 954 mboe. While production of natural gas and natural gas liquids decreased by 138 mboe, production of crude oil increased by 158 mboe.

Weighted Average Commodity Prices

The following table shows our weighted average commodity prices for the comparative periods presented.

(Units as stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Natural gas ( $/mcf)	5.80	3.50	6.86	3.67
Natural gas liquids ($/bbl)	26.17	18.89	28.47	17.47
Crude oil ($/bbl)	40.53	42.54	43.69	38.80

5	3rd Quarter Interim Report as of September 30, 2003

2003-Q3 vs 2002-Q3

Our weighted average prices of natural gas and natural gas liquids increased by 66% and 39%, respectively, while crude oil decreased by 5%.

North American natural gas prices remained strong during 2003-Q3 due to marginally lower supplies throughout Canada and the U.S. and the need to replenish low storage levels from last winter. In the comparative period, 2002-Q3, high levels of natural gas in storage resulting from decreased demand, had a negative impact on natural gas prices. In the wake of continued supply uncertainty, world prices for crude oil remained strong during 2003-Q3, however, compared to 2002-Q3 the strengthening of the Canadian dollar versus the U.S. dollar was a factor in reducing our weighted average realized price. Our natural gas liquids were 45% natural gas-based and 55% crude oil-based, therefore, natural gas liquids prices followed the respective trends mentioned above.

2003-Nine vs 2002-Nine

Our weighted average prices of natural gas increased by 87%, natural gas liquids by 63% and crude oil by 13%.

Hedging

We have no hedge positions, however, by varying our product sales mix of natural gas, natural gas liquids and crude oil, we manage the potential risk of single-product price volatility. Further, we vary our natural gas sales mix between AECO-spot prices and Aggregator-based prices (which are, in turn, based on a blend of AECO-spot, long-term and NYMEX contracts).

Royalties, Mineral Taxes and Alberta Royalty Tax Credits (ARTC)

The following table shows our royalties, mineral taxes and Alberta royalty tax credits and unit total royalties per boe for the comparative periods presented.

($ 000’s unless otherwise stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Crown	1,204	36	3,950	987
Freehold and overriding	1,632	811	5,442	2,804
Freehold mineral taxes	450	209	1,350	680
Alberta royalty tax credit (ARTC)	6	(21)	(411)	(105)
Total royalties	3,292	1,035	10,331	4,366
Per boe ($)	9.34	3.49	10.83	4.67

2003-Q3 vs 2002-Q3

Total royalties increased by $2.3 million or 218%, to $3.3 million. Unit royalties expense increased by a net $5.85 or 168%, to $9.34 per boe. Factors causing increases were: $3.80 per boe due to the net effect of higher commodity prices; $1.88 per boe due to heavier-than-average obligations applied to two new St. Albert oil wells; and $0.70 per boe due to a non-repetitive crown royalty adjustment in 2002-Q3. A factor causing a decrease of $0.53 per boe was the July 7, 2003 repurchase of gross overriding royalty interests that previously burdened our total current and future corporate production by 3% (see the Capital Expenditures section above and Note 2. to our Financial Statements for further details).

2003-Nine vs 2002-Nine

Total royalties increased by $6.0 million or 137%, to $10.3 million. Unit royalties expense increased by $6.16 or 132% to $10.83 per boe primarily due to higher commodity prices and heavier-than-average obligations applied to the production from two new St. Albert oil wells.

Production Costs

The following table shows our production and unit production costs per boe for the comparative periods presented.

($ 000’s unless otherwise stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Production costs	2,086	1,882	5,283	5,640
Per boe ($)	5.92	6.34	5.54	6.04

2003-Q3 vs 2002-Q3

Total production costs increased by $0.2 million or 11%, to $2.1 million. Unit production costs decreased by a net of $0.42 or 7%, to $5.92 per boe mainly due to the elimination of monthly processing charges for St. Albert facilities acquired pursuant to a sales and leaseback agreement.

2003-Nine vs 2002-Nine

Total production costs decreased by $0.4 million or 6%, to $5.3 million. Unit production costs decreased by a net of $0.50 or 8%, to $5.54 per boe mainly due to the same reason mentioned above.

Amortization and Depletion Expense (A&D)

The following table shows our A&D expense and unit A&D expense per boe for the comparative periods presented.

($ 000’s unless otherwise stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
A&D before the following:
Future removal and site restoration provision	42	101	125	303
Amortization of deferred items	3,372	1,474	7,397	5,309
Total A&D	3,414	1,575	7,522	5,612
Per boe ($)	9.68	5.30	7.89	6.01

2003-Q3 vs 2002-Q3

Our total A&D increased by $1.8 million or 118%, to $3.4 million. Unit A&D expense increased by a net of $4.38 or 83%, to $9.68 per boe due mainly to the following:

  An increase in depletion of $2.05 per boe at St. Albert due to higher capital-to-reserve ratios for recent crude oil discoveries and natural gas optimizations;
  An increase of $2.00 per boe due to additional depletion related to the July 7, 2003 repurchase of gross overriding royalty interests that previously burdened our total current and future corporate production by 3% (see the Capital Expenditures section above and Note 2. to our Financial Statements for further details); and
  An increase in amortization of $0.44 per boe due to a higher leasehold base.

2003-Nine vs 2002-Nine

Our total A&D increased by $1.9 million or 34%, to $7.5 million. Unit A&D costs increased by a net of $1.88 or 31%, to $7.89 per boe. Factors causing increases were higher capital-to-reserve ratios on recent crude oil exploration and natural gas optimization activities ($2.63 per boe) and a new depletion burden ($0.74 per boe) related to the repurchase of gross overriding royalty interests (see comments above). A factor causing a decrease of $1.49 per boe was a Peavey/Morinville ceiling test adjustment taken in 2002-Nine.

Exploration Expenses

The following table shows our exploration expenses and unit exploration expenses per boe for the comparative periods presented.

($ 000’s unless otherwise stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Drilling (1)	432	179	1,086	2,044
Seismic data activity	55	251	924	713
Other	79	73	301	130
Total exploration expenses	566	503	2,311	2,887
Per boe ($)	1.60	1.69	2.42	3.09

(1)	We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well are expensed when it becomes known the well did not result in a discovery of proved reserves.

2003-Q3 vs 2002-Q3

Exploration costs increased by $0.1 million or 13%, to $0.6 million. Unit exploration expenses decreased by a net of $0.09 or 5%, to $1.60 per boe. Current quarter drilling expense includes the costs of one unsuccessful drilling attempt at Halkirk, Alberta.

2003-Nine vs 2002-Nine

Exploration costs decreased by $0.6 million or 20%, to $2.3 million. Unit exploration expenses decreased by $0.67 or 22%, to $2.42 per boe. The main reason for this decrease was two wells were unsuccessful in 2003-NIne at Wimborne and Halkirk, versus five in 2002-Nine at Peavey/Morinville and Quirk Creek.

Interest Expense

The following table shows our interest expense and unit interest expense per boe for the comparative periods presented.

($ 000’s unless otherwise stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Interest expense	189	156	539	437
Per boe ($)	0.54	0.53	0.57	0.47

2003-Q3 vs 2002-Q3

The variance between periods in our interest expense is due mainly to the increased usage of our operating loan facility. The average daily balance increased by $4.9 million or 43%, to $16.3 million, with a closing balance of $13.8 million. Our effective interest rates were 4.9% in 2003-Q3 and 5.5% in 2002-Q3.

7	3rd Quarter Interim Report as of September 30, 2003

2003-Nine vs 2002-Nine

The average daily balance of our operating loan increased by $1.6 million or 13%, to $14.3 million. Our effective interest rates were 5.1% in 2003-Nine and 4.6% in 2002-Nine.

General and Administrative Expenses (G&A)

The following table shows our G&A expenses and unit G&A expenses per boe for the comparative periods presented.

($ 000’s unless otherwise stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
General and administrative	808	574	2,417	1,848
Per boe ($)	2.29	1.93	2.53	1.98

2003-Q3 vs 2002-Q3

G&A increased by $0.2 million or 41% to $0.8 million. Unit G&A costs increased by a net $0.36 or 19%, to $2.29 per boe. Cost increases of $0.51 per boe were spent in various areas: new staff hires; geophysical and mapping software usage; corporate insurance; computer networking charges; and gas marketing advice. Cost decreases of $0.15 per boe were due to our earning more overhead credits associated with the operation of properties.

2003-Nine vs 2002-Nine

G&A increased by $0.6 million or 31%, to $2.4 million. Current levels of unit G&A reflect, in general, an investment in management’s plan for future growth. It is expected, therefore, that future production increases should impact unit G&A competitively.

Income Tax Expense

The following table shows our current and future income tax expenses for the comparative periods presented.

($ 000’s)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Income tax expense (recovery) (1)
Current	739	(261)	1,751	185
Future	(79)	463	1,299	(377)
Total	660	202	3,050	(192)

(1)
We use the liability method of tax allocation in accounting for income taxes. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted rates and laws that will be in effect when the differences are expected to reverse.

2003-Q3 vs 2002-Q3

Total income tax expense increased to $0.7 million from $0.2 million. This increase was consistent with our pre-tax earnings.

2003-Nine vs 2002-Nine

Total income tax expense increased to $3.0 million from a recovery of $0.2 million. Our effective tax rate was 34.6% in 2003-Nine and was in line with statutory tax rates.

At the end of 2003-Nine, we had tax pools available for deduction against future taxable income totaling $38.7 million. Of this total, development expense amounted to $7.2 million, undepreciated capital cost $10.0 million and oil gas property expense $21.5 million. These pools allow a range of annual deductions against income of 10% – 30%.

LIQUIDITY AND CAPITAL RESOURCES

Our capital resources at the end of 2003-Q3 consisted of cash flow from operations, cash provided by the exercise of stock options and available lines of bank credit.

Our net debt increased at the end of 2003-Q3 compared to the end of 2003-Q2 by $0.7 million, as our capital expenditures and exploration expenses exceeded cash flow from operations.

We expect to fund our capital expenditure and exploration expense spending in Fiscal 2003 from cash flow provided by operations and our revolving, demand bank operating loan, supplemented by $1.5 million in cash already provided by the exercise of 871,582 stock options.

On May 16, 2003, our revolving, demand bank loan facility was increased from $21.0 million to $25.0 million. Principle balances outstanding are charged interest at prime plus 3/8% (at September 30, 2003, the bank’s prime rate was 4.5%) and are collateralized by a general assignment of book debts and a floating charge debenture of $35.0 million covering all our assets. A standby fee of 1/8% per annum is levied on the unused portion of the facility.

Our working capital and net debt levels are primarily dependent upon our operating cash flows, the amount of our capital investment and the timing of incurred field activities.

OUTLOOK FOR 2003

2003 Capital Expenditure and Exploration Expense Program

On and effective July 7, 2003, we repurchased certain gross overriding royalty interests which encumbered our total current and future corporate production by 3%. This acquisition effectively increased our capital budget for Fiscal 2003 from $23.7 million to $30.2 million. Our exploration expense budget remained unchanged at $2.8 million.

We continue to focus on maintaining and growing our production from existing core properties and exploring for new reserves. After our 2003-Q2 interim report, our exploration drilling program for 2003 was revised from 14 wells to ten. One well was cancelled and three were shifted forward to early 2004. Our six-well re-entry program that was originally budgeted in 2003 has been accomplished. We expect to remain close to our 2003 capital budget due to replacement of four exploration wells with two higher-cost ones in northeast B.C.

2003 Daily Production

Our exit rate target for December 2003 is 5,200 boe/d, reflecting anticipated growth over our 2003-Q3 daily average of 3,831 boe/d. This growth is expected to be 85% natural gas and 15% crude oil. New natural gas production is expected to come mainly from Cypress/Chowade in northeast B.C. and is subject to the completion of pipelining and availability of third-party processing. New crude oil production is expected to come from St. Albert and is subject to the successful outcomes of up-hole completions in two separate well-bores and one, new deep-drilling event scheduled in the fourth quarter of fiscal 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Interim Report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our worldwide website or otherwise, in the future, by or on behalf of us. Such statements are generally identifiable by the terminology used such as “plans”, “expects, “estimates”, “budgets”, “intends”, anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may” or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and crude oil products; the ability to produce and transport natural gas, natural gas liquids and crude oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflict and the negotiation and closing of material contracts. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or crude oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas, natural gas liquids and crude oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; ultimate recoverability of reserves; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

We wish to caution readers not to place undue reliance on any forward-looking statement and to recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

9	3rd Quarter Interim Report as of September 30, 2003

BALANCE SHEETS

(in Canadian Dollars)
	September 30	December 31
	2003	2002
	(unaudited)	(audited)

Assets
Current
Accounts receivable	$5,070,366	$6,426,761
Prepaid expenses	448,440	351,771
Income taxes receivable	–	131,772
Total current assets	5,518,806	6,910,304
Natural gas and oil interests	53,542,032	36,568,076
Capital assets	334,383	168,366
	$59,395,221	$43,646,746
Liabilities & Shareholders’ Equity
Current
Bank indebtedness	$1,029,095	$1,519,923
Operating loan	13,800,000	11,075,000
Accounts payable & accrued liabilities	5,471,949	11,133,844
Income taxes payable	1,770,030	–
Total current liabilities	22,071,074	23,728,767
Provision for future removal and site restoration	1,116,202	990,982
Future income tax liability	5,177,034	682,300
Total liabilities	28,364,310	25,402,049
Share capital	27,747,487	20,720,629
Retained earnings (deficit)	3,283,424	(2,475,932)
Total shareholders’ equity	31,030,911	18,244,697
	$59,395,221	$43,646,746

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(in Canadian Dollars)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Natural gas, liquids and oil sales	$11,980,242	$6,417,980	$37,212,291	$20,220,099
Royalties	(3,286,769)	(1,055,828)	(10,742,457)	(4,470,945)
Production costs	(2,085,483)	(1,882,551)	(5,282,815)	(5,640,084)
	6,607,990	3,479,601	21,187,019	10,109,070
Alberta royalty tax credit	(5,518)	20,879	411,447	104,633
	6,602,472	3,500,480	21,598,466	10,213,703
Expenses
General and administrative (schedule 1)	808,259	574,156	2,416,881	1,848,477
Interest expense on operating loan	199,913	156,645	549,995	437,890
Interest income	(10,691)	(170)	(11,124)	(1,291)
	997,481	730,631	2,955,752	2,285,076
Earnings from operations
before the following:	5,604,991	2,769,849	18,642,714	7,928,627
Amortization and depletion (schedule 2)	3,413,563	1,574,379	7,521,805	5,611,574
Exploration expenses (schedule 3)	565,346	503,083	2,310,733	2,887,291
Gain on sale of natural gas
and oil interests	–	–	–	(1,787)
Earnings (loss) before taxes	1,626,082	692,387	8,810,176	(568,451)
Income tax expense (recovery)
– Current	739,102	(261,357)	1,751,394	184,508
– Future	(78,274)	463,427	1,299,426	(376,573)
Net earnings (loss)	965,254	490,317	5,759,356	(376,386)
Retained earnings (deficit),
beginning of period	2,318,170	(3,497,724)	(2,475,932)	(2,547,470)
Premium on purchase and
cancellation of common shares	–	(105,043)	–	(188,594)
Retained earnings (deficit),
end of period	$3,283,424	$(3,112,450)	$3,283,424	$(3,112,450)
Net earnings (loss) per share
basic	$0.04	$0.02	$0.27	$(0.02)
diluted	$0.04	$0.02	$0.27	$(0.02)

11	3rd Quarter Interim Report as of September 30, 2003

STATEMENTS OF CASH FLOWS

(in Canadian Dollars)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Operating activities
Net earnings (loss)	$965,254	$490,317	$5,759,356	$(376,386)
Add (deduct) items not involving cash:
Amortization and depletion	3,413,563	1,574,379	7,521,805	5,611,574
Future income taxes	(78,274)	463,427	1,299,426	(376,573)
Exploration expenses	565,346	503,083	2,310,733	2,887,291
Gain on sale of natural gas and oil interests	–	–	–	(1,787)
Cash flow from operations	4,865,889	3,031,206	16,891,320	7,744,119
Changes in non-cash working capital
affecting operating activities	2,581,194	(2,237,020)	1,217,338	610,063
Cash provided by operating activities	7,447,083	794,186	18,108,658	8,354,182
Financing activities
Bank indebtedness	(666,101)	(201,638)	(490,828)	439,955
Operating loan	(475,000)	2,300,000	2,725,000	(3,700,000)
Shares issued for cash	22,360	–	1,510,858	325,120
Share repurchases	–	(256,933)	–	(482,556)
Cash provided by (used in) financing activities	(1,118,741)	1,841,429	3,745,030	(3,417,481)
Investing activities
Purchase of capital assets	(116,070)	(821)	(242,935)	(51,266)
Natural gas and oil interests	(4,856,688)	(2,108,309)	(15,582,315)	(3,984,818)
Exploration expenses	(565,346)	(503,083)	(2,310,733)	(2,887,291)
Proceeds on sale of natural gas and oil interests	–	–	–	1,787
Changes in non-cash working capital
affecting investing activities	(790,238)	(23,402)	(3,717,705)	1,967,994
Cash used in investing activities	(6,328,342)	(2,635,615)	(21,853,688)	(4,953,594)
Increase (decrease) in cash
and cash equivalents	–	–	–	(16,893)
Cash and cash equivalents,
beginning of period	–	–	–	16,893
Cash and cash equivalents,
end of period	$–	$–	$–	$–
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$211,083	$153,781	$555,536	$452,133
Income taxes	$(351,555)	$336,662	$(150,408)	$573,397

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

The accompanying interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosures required for annual financial statements.

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements, and revenues and expenses during the reporting period. Such estimates primarily involve sales volumes, commodity prices, royalties, production costs, certain general and administrative expenses, and depletion expense. Changes in facts and circumstances may result in revised estimates, and actual results may differ from these estimates. In the opinion of management, all estimates and accruals necessary for a fair presentation have been considered and included. Operating results for the three and nine-month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2003.

During 2002, Dynamic Oil & Gas, Inc. (“the Company”) changed its year end to December 31 from March 31. Accordingly, the Company filed with the Securities Commissions, its nine-month Annual Report (“Transition Report”) covering the period April 1, 2002 to December 31, 2002.

These statements should be read in conjunction with the audited nine-month financial statements included in the Transition Report. These financial statements reflect the same significant accounting policies as those described in the notes to financial statements included in the Transition Report.

Note 2. Repurchase of Gross Overriding Royalty Interests

On July 7, 2003, the Company repurchased from three Company officers, gross overriding royalty interests that previously burdened total current and future corporate production by 3%. The Company paid an aggregate of $6,516,000 to eliminate the obligations under the overriding royalty agreements. The aggregate purchase price was paid by the issuance of 1,050,666 common shares of the Company and the payment of $1,000,000 in cash. The number of common shares was based on a price of $5.25 per share, such price having been determined according to a daily volume-weighted average price formula applied to recent trading as required by the rules of the Toronto Stock Exchange. The gross overriding royalty expense pursuant to the agreements, was $835,032 during the period January 1 to July 7, 2003 and $666,666 during the nine-month period ending September 30, 2002.

The carrying value of the repurchase transaction included in natural gas and oil interests in these interim financial statements is $9,711,308. This carrying value is comprised of the aggregate repurchase price of $6,516,000 discussed above, plus the cost of related future income taxes of $3,195,308 as is required under Canadian GAAP. The offset to the future income tax addition to natural gas and oil interests is recorded as a future income tax liability.

Expensing of the carrying value in current and future financial statements is based on the unit-of-production method as applied to proven producing corporate reserve balances calculated as at July 7, 2003. The expense is recorded as depletion.

Note 3. Common Share Capital

a) Issued and Outstanding Shares

The following table sets forth the issued and outstanding common shares for the comparative periods presented.

	Nine Months Ended Sept 30		Nine Months Ended Sept 30
		2003		2002
	#	#	$	$
Outstanding, beginning of the period	20,272,530	20,720,629	20,347,230	20,731,474
Shares issued on exercise of stock
options during quarter ended:
– March 31	113,666	197,255	254,000	325,120
– June 30	744,916	1,291,243	–	–
– September 30	13,000	22,360	–	–
Share repurchases/cancellations during
quarter ended:
– March 31	–	–	(139,000)	(142,072)
– September 30	–	–	(149,000)	(151,890)
Shares issued to repurchase gross
overriding royalty interests	1,050,666	5,516,000	–	–
Outstanding, end of period	22,194,778	27,747,487	20,313,230	20,762,632

13	3rd Quarter Interim Report as of September 30, 2003

b) Net Earnings per Share

The following table sets forth the computation of basic and diluted net earnings per share for the comparative periods presented.

(Units as stated)
	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Numerator:
Net earnings (loss) per period ($)	965,254	490,317	5,759,356	(376,386)
Denominator:
Weighted average number of common
shares outstanding (#)	22,112,858	20,337,748	21,166,890	20,429,084
Effect of dilutive stock options (#)	591,236	26,287	534,282	12,534
Basic net earnings (loss) per share ($)	0.04	0.02	0.27	(0.02)
Diluted net earnings (loss) per share ( $)	0.04	0.02	0.27	(0.02)

c) Options Outstanding

The following table summarizes the status of the Company’s stock option plan for the comparative periods presented.

	Nine Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2002	2002
			Weighted Average
	Number of Shares		Option Prices
	#	#	$	$
Outstanding at December 31	2,077,750	1,876,750	1.83	1.77
Granted during quarter ended:
– March 31	30,000	307,500	3.80	1.75
– June 30	122,500	57,500	4.52	1.65
– September 30	268,500	60,000	4.75	1.75
Exercised during quarter ended:
– March 31	(113,666)	(254,000)	1.74	1.28
– June 30	(744,916)	–	1.73	–
– September 30	(13,000)	–	1.72	–
Terminated during quarter ended:
– March 31	(3,334)	–	1.75	–
– June 30	(5,000)	–	2.46	–
Outstanding at September 30	1,618,834	2,047,750	2.62	1.83
Options exercisable at September 30	1,036,667	1,626,250	2.05	1.83
Options outstanding as at September 30, 2003 had expiry dates ranging from January 23, 2005 to April 29, 2013.

Note 4. Stock-Based Compensation

Had the Company recognized compensation costs for the fair value of its stock option grants, the Company’s net earnings and net earnings per share would have been stated at the pro-forma amounts shown in the table below.

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
Net earnings (loss):
As reported	965,254	490,317	5,759,356	(376,386)
Pro-forma	833,803	445,890	5,335,887	(557,930)
Basic net earnings (loss) per share:
As reported	0.04	0.02	0.27	(0.02)
Pro-forma	0.03	0.02	0.25	(0.03)
Diluted net earnings (loss) per share:
As reported	0.04	0.02	0.27	(0.02)
Pro-forma	0.04	0.02	0.25	(0.03)

The fair values of the stock option grants during the quarter ended September 30, 2003 were estimated based on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: risk-free average interest rate of 4%; dividend yield of 0%; estimated volatility of 57%; and estimated lives of 3 years. All assumptions used to determine fair values of stock option grants during the quarter ended September 30, 2002 were the same as those above except the risk-free average interest rate used was 5%.

SCHEDULE 1: GENERAL AND ADMINISTRATIVE

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Advertising and promotion	$42,860	$49,467	$138,944	$188,894
Insurance	73,224	39,809	165,058	95,266
Interest	4,615	24,976	47,723	43,310
Office and printing	220,562	93,557	622,088	341,487
Professional fees	178,776	96,372	483,086	330,919
Provincial capital taxes	–	8,918	27	26,754
Regulatory and other fees	40,143	41,313	88,253	69,864
Rent	27,340	21,856	66,985	67,942
Salaries and benefits	321,873	253,356	1,072,903	904,965
Telephone	9,161	6,065	24,239	14,433
Travel	16,822	14,090	52,142	25,450
Cost recoveries	(127,117)	(75,623)	(344,567)	(260,807)
	$808,259	$574,156	$2,416,881	$1,848,477

SCHEDULE 2: AMORTIZATION AND DEPLETION

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Amortization and depletion	$3,371,288	$1,510,062	$7,396,584	$5,420,847
Future removal, site restoration	42,275	100,769	125,221	302,498
Amortization, deferred gain on sale	–	(36,452)	–	(111,771)
	$3,413,563	$1,574,379	$7,521,805	$5,611,574

SCHEDULE 3: EXPLORATION EXPENSES

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Drilling	$431,874	$179,470	$1,086,201	$2,044,323
Seismic data activity	55,124	251,124	923,654	713,448
Non-producing lease rentals	15,685	51,145	223,565	79,962
Property investigations	62,663	21,344	77,313	49,558
	$565,346	$503,083	$2,310,733	$2,887,291

15	3rd Quarter Interim Report as of September 30, 2003